content launch

6/5/16

I, Jon Wuebben, certify that:

(1) the financial statements of Content Launch Solutions included in this Form are true and complete in all material respects; and

(2) the tax return information of Content Launch Solutions included in this Form reflects accurately the information reported on the tax return for Content Launch Solutions filed for the fiscal year ended December 31, 2015.

Jon Wuebben
CEO, Content Launch

CONSIDINE & CONSIDINE
CERTIFIED PUBLIC ACCOUNTANTS

To Management
Content Launch Solutions, LLC

Accountant's Compilation Report

Management is responsible for the accompanying financial statements of Content Lunch Solutions, LLC, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of cash flows, operations and members' capital for the period March 12, 2014 to December 31, 2014, March 12, 2014 to December 31, 2015 and the year ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Considine & Considine

CONSIDINE & CONSIDINE
An Accountancy Corporation

June 3, 2016

Earning Your Trust Since 1946

1501 FIFTH AVENUE, SUITE 400 · SAN DIEGO, CALIFORNIA 92101-3297
TEL 619-231-1977 · FAX 619-231-8244 · www.cccpa.com

CONTENT LAUNCH SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash	$ 28,298	$ 19,536
TOTAL ASSETS	28,298	19,536
LIABILITIES & MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Credit Cards Payable	168,275	174,253
Accrued Expenses	20,000	20,000
	188,275	194,253
LONG-TERM LIABILITIES		
Due to Telegent Media, LLC (Note 4)	148,070	145,984
TOTAL LIABILITIES	336,345	340,237
MEMBERS' CAPITAL (Note 5)		
Contributed Capital	375,000	350,000
Deficit Accumulated During Development Stage	(683,047)	(670,701)
	(308,047)	(320,701)
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 28,298	$ 19,536

See Accompanying Notes and Accountant's Compilation Report

CONTENT LAUNCH SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM
MARCH 12, 2014 (DATE OF INCEPTION) TO DECEMBER 31, 2015

	YEAR ENDED 12/31/2015	PERIOD FROM 3/12/2014 TO 12/31/2014	PERIODS FROM 3/12/2014 TO 12/31/2015
REVENUE	$ -	$ -	$ -
OPERATING EXPENSES			
Advertising & Promotion	715	120,626	121,341
Bank Charges	171	359	530
Computer Supplies & Software	3,792	512,931	516,723
Dues & Subscriptions	-	20	20
Insurance	-	6,333	6,333
Interest	1,308	5,086	6,394
Meals & Entertainment	720	613	1,333
Office	3,335	6,058	9,393
Professional Fees	2,600	3,469	6,069
Rent	-	6,244	6,244
Travel	93	5,883	5,976
Utilities	-	2,279	2,279
	12,734	669,901	682,635
INCOME FROM OPERATIONS	(12,734)	(669,901)	(682,635)
OTHER INCOME	1,188	-	1,188
LOSS BEFORE TAX	(11,546)	(669,901)	(681,447)
INCOME TAX EXPENSE	800	800	1,600
NET LOSS	(12,346)	(670,701)	(683,047)
BEGINNING CAPITAL	(320,701)	-	-
CONTRIBUTIONS	25,000	350,000	375,000
ENDING CAPITAL	$ (308,047)	$ (320,701)	$ (308,047)

CONTENT LAUNCH SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM
MARCH 12, 2014 (DATE OF INCEPTION) TO DECEMBER 31, 2015

	YEAR ENDED 12/31/2015	PERIOD FROM 3/12/2014 TO 12/31/2014	PERIOD FROM 3/12/2014 TO 12/31/2015
CASH FLOWS USED BY OPERATING ACTIVITIES			
Net Loss	$ (12,346)	$ (670,701)	$ (683,047)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES			
Change In Credit Cards Payable	(5,977)	174,253	168,276
Change In Due to Telegent Media, LLC	2,085	145,984	148,069
Change In Accrued Expenses	-	20,000	20,000
NET CASH USED BY OPERATING ACTIVITIES	(16,238)	(330,464)	(346,702)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES			
Contributions	25,000	350,000	375,000
NET INCREASE IN CASH	8,762	19,536	28,298
CASH - BEGINNING OF PERIOD	19,536	-	-
CASH - END OF PERIOD	$ 28,298	$ 19,536	$ 28,298
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest Paid	$ 1,308	$ 5,086	$ 6,394
Taxes Paid	$ 800	$ 800	$ 1,600

See Accompanying Notes and Accountant's Compilation Report

CONTENT LAUNCH SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Page 6

NOTE 4   DUE TO TELEGENT MEDIA, LLC

This amount represents amounts owed to the 49% member in the company.

NOTE 5   SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 3, 2016, the date which the financial statements were available to be issued.



Content Launch Solutions

2015 Total income:	($12,734)
2015 Taxable income:	($11,546)
2015 Total tax:	$800